Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Company Share Option Plan —Election Form

Your Personal Details

Name :	«First_Name» «Last_Name»
Employee Number :	«Employee Number»

Your Choices

For each of your CSOP options, please tick one of the boxes below.

Tick Box 1 if you would like to roll over your CSOP options into options over New Liberty shares.

Tick Box 2 if you would like to exercise your CSOP options and sell the New Liberty shares you receive on the Merger.

Tick Box 3 if you would like to exercise your CSOP options and keep the New Liberty shares you receive on the Merger.

Date of grant	Exercise price	Number of shares	BOX 1 ROLL OVER	BOX 2 EXERCISE AND SELL	BOX 3 EXERCISE AND HOLD

If you tick Box 3:

•                  Please provide Gill James with details of the broker account to which you would like the Merger Consideration to be paid. You can contact her on 07775 576306;

•                  Remember you will need to send us a cheque or a cash payment, by no later than 31 May 2013, to pay the exercise price and estimated income tax and National Insurance contributions withholdings.

The table above sets out your CSOP options as at 1 May 2013. If you have exercised any CSOP options or if any of your CSOP options have lapsed prior to the date the Merger becomes effective, completion of this Election Form will be of no effect in relation to those CSOP options.

Your declaration and signature

I understand and accept that the choices I have made on this Election Form are irrevocable unless the Merger does not proceed; confirm that I have read and understood; and agree to be bound by the Terms & Conditions overleaf, the definitive joint proxy statement/prospectus and the rules of the Virgin Media Inc. 2010 Stock Incentive Plan; and I sign this Election Form as a deed.

Dated		2013

Your signature

Your witness’ signature

Your witness’ name
(please print)

Your witness’ address
(please print)

Postcode

Your witness’ daytime telephone number

Please return this form to Nick Jones, Reward, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP or by email to Reward@virginmedia.co.uk BY NO LATER THAN 22 MAY 2013

This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger.

Killik & Co LLP which is authorised and regulated in the United Kingdom by the Financial Conduct Authority has approved this letter and election form for the purposes of section 21 of the Financial Services and Markets Act 2000.

TERMS AND CONDITIONS

All words and expressions defined in the definitive joint proxy statement/prospectus have the same meanings in this document unless the context requires otherwise. Please read the terms and conditions of the Merger, as set out in the definitive joint proxy statement/prospectus, the terms of which are incorporated into and form part of this document.

If you’re in any doubt about the action you should take, consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking financial advice in the UK, is authorised or appropriately regulated pursuant to the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are in a territory outside the UK.

These Terms & Conditions accompany the letter and Election Form, and the definitive joint proxy statement/prospectus and should be read together with those documents.

1.                                          By completing and returning the Election Form, duly executed, you:

1.1                                   confirm that your CSOP options are valid and have not lapsed and are free from all mortgages, liens and any third party interests;

1.2                                   understand that if any of your CSOP options have lapsed or lapse before your instructions on the Election Form are carried out, the Election Form will be of no effect in respect of such lapsed CSOP option;

1.3                                   authorise each of Virgin Media Inc. (“Virgin Media”), Liberty Global, Inc. (“LGI”) and Liberty Global plc (“New Liberty”), jointly and severally, and any director or officer of Virgin Media, LGI and New Liberty or any person nominated by them as your attorney on your behalf to do all acts and things and to execute any document or provide any certification that may be necessary or desirable to give effect to or in consequence of the elections you have made on the Election Form, and you hereby undertake to execute any further documents that may be required in connection with such elections and acceptances;

1.4                                   undertake to confirm and ratify any action properly or lawfully taken on your behalf by any attorney appointed by or pursuant to this Election Form;

1.5                                   confirm that you have read, understood and agree to the terms set out in the definitive joint proxy statement/prospectus, the letter, the Election Form and these Terms & Conditions;

1.6                                  accept that the Election Form will be of no effect unless it is completed correctly, dated, signed and witnessed and received by Virgin Media by no later than 22 May 2013. However Virgin Media, LGI and New Liberty reserve the right, at their discretion, to treat as effective any Election Form which is not correctly completed or which is received after the deadline;

1.7                                   acknowledge that none of Virgin Media, LGI or New Liberty will be responsible for any consequential loss in the event of the Election Form being incorrectly completed or where any of them have been unable to obtain clarification of your instructions;

1.8                                   accept that documents or payments sent by, to or from you in connection with your CSOP options will be sent at your own risk. All correspondence will be sent to the address in your Virgin Media Oracle record held by Employee Services;

1.9                                   agree that your elections on the Election Form cannot be withdrawn or altered and are irrevocable, unless Virgin Media, LGI or New Liberty decide otherwise;

1.10                            agree to indemnify Virgin Media against all claims, demands, liabilities and expenses, however arising, as a consequence of exercise being permitted without production of the relevant option certificate(s); and

1.11                            if you elect to roll over your CSOP options you confirm that: you are an individual who is not resident in the United States, and that you are acquiring your new CSOP options on your own behalf, and not on the behalf of, or for the account or benefit of, any other person; and that you understand that your CSOP options are not transferable; and that you will not engage in hedging transactions with regard to your CSOP options unless in compliance with the Securities Act.

Choice 1: Roll over

2.                                          By ticking Box 1 and completing the Election Form, duly executed, you irrevocably agree to release your existing CSOP options in exchange for the grant of new options over New Liberty shares in accordance with the details set out in the letter.

IF YOU DO NOT COMPLETE AND RETURN THE ELECTION FORM YOU WILL BE DEEMED TO HAVE CHOSEN TO ROLL OVER YOUR CSOP OPTIONS, UNLESS YOU TELL US OTHERWISE.

Choice 2: Exercise & Sell

3.                                          By ticking Box 2 and completing and returning the Election Form, duly executed, you:

3.1                                   confirm that you are entitled to exercise your CSOP options and acknowledge that you are an employee or director of a company participating in the Virgin Media Inc. 2010 Stock Incentive Plan in accordance with its rules or are otherwise entitled to exercise your CSOP options;

3.2                                   agree to exercise your CSOP options with such exercise taking effect immediately prior to completion of the Merger;

3.3                                  acknowledge that you will receive the Merger Consideration for your Virgin Media shares and your Virgin Media shares will be cancelled in accordance with the terms of the Merger;

3.4                                   agree and irrevocably authorise Virgin Media, LGI or New Liberty to arrange for the sale of all the class A and class C shares you receive as part of the Merger Consideration and authorise the payment of the proceeds of such sale, together with the cash merger consideration, (together, the “Total Proceeds”) to Virgin Media on your behalf after brokerage fees have been deducted;

3.5                               undertake to pay the aggregate exercise price of your CSOP options by way of deduction from the Total Proceeds payable to you and in any event by 30 July 2013 and agree and irrevocably authorise Virgin Media, LGI or New Liberty to deduct from the Total Proceeds payable to you: (a) an amount sufficient to satisfy this undertaking (unless you provide Virgin Media an amount pursuant to clause 3.6 below), and (b) an amount equal to any income tax and National Insurance contributions withholdings arising on exercise of your CSOP options; and you acknowledge that you will receive the net amount due to you through the next available payroll;

3.6                               if you do not want to exercise your CSOP options by way of cashless exercise as described in clause 3.5 above, you agree to provide Virgin Media by no later than 31 May 2013 with a cheque, which will clear on first presentation, or a payment in pounds sterling equal to the exercise price of your CSOP options.  If you wish to pay the exercise price by cheque or cash payment please contact Gill James on 07775 576306; and

3.5                                   agree that unless you have confirmed your agreement to the Computershare Dealing Terms and Conditions (which will be provided to you on or before 24 May 2013 for separate agreement on or before 3 June 2013) your election to exercise your CSOP options and sell the resulting shares will be invalid and your CSOP options will be rolled over.

Choice 3: Exercise & Hold

4.                                          By ticking Box 3 and completing and returning the Election Form, duly executed, you:

4.1                                   confirm that you are entitled to exercise your CSOP options and acknowledge that you are an employee or director of a company participating in the Virgin Media Inc. 2010 Stock Incentive Plan in accordance with its rules or are otherwise entitled to exercise your CSOP options;

4.2                                   agree to exercise your CSOP options with such exercise taking effect immediately prior to completion of the Merger;

4.3                                   acknowledge that you will receive the Merger Consideration for your Virgin Media shares and your Virgin Media shares will be cancelled in accordance with the terms of the Merger;

4.4                                   agree to provide Virgin Media by no later than 31 May 2013 with a cheque, which will clear on first presentation, or a payment in pounds sterling equal to the aggregate exercise price of your CSOP options and the estimated amount of any income tax and National Insurance contributions withholdings arising on the exercise of your CSOP options. If you wish to do this please contact Gill James on 07775 576306 for information on calculating the exercise price and any income tax and National Insurance contributions withholdings arising;

4.5                                   agree that if you tick Box 3 to exercise your CSOP options but do not pay the aggregate exercise price of your CSOP options and the estimated amount of any income tax and National Insurance contributions withholdings arising on exercise of your CSOP options by 31 May 2013, your election will be deemed to be of no effect and you will be deemed to have chosen to roll over your CSOP options unless you tell us otherwise;

4.6                                   in the event the cheque or cash payment provided pursuant to clause 4.4 is lower than or higher than your actual income tax and National Insurance contributions withholdings and the aggregate exercise price, you further authorise Virgin Media, LGI, New Liberty or your employer to make such further deductions or credits (as applicable) that are required from future salary payments due to you; and

4.7                                   agree that unless you have confirmed your agreement to the Computershare Dealing Terms and Conditions (which will be provided to you on or before 24 May 2013 for separate agreement on or before 3 June 2013) your election to exercise your CSOP options and hold the resulting shares will be invalid and your CSOP options will be rolled over.

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on [•], 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.